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                                                                       EXHIBIT 5

                                      LOGO

                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                                                December 1, 1994

Dear Shareholder:

  The Board of Directors of Santa Fe Pacific Corporation continues to recommend that you do not tender your shares at this time in response to the Union Pacific Corporation tender offer for Santa Fe common stock. That recommendation remains subject to change as events unfold that will clarify whether a transaction with Union Pacific is in your best interest.

  The goal of the Board of Directors and management of Santa Fe in connection with the Merger Agreement with Burlington Northern Inc. and the competing proposal from Union Pacific continues to be to achieve the best result for our shareholders. We are also mindful of the interests of our shippers and the public.

  We have agreed to meet with Union Pacific to help determine what course of action is in the best interest of Santa Fe's shareholders. It would be a mistake for Santa Fe and for you to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available.

  In responding to the unsolicited proposal from Union Pacific we have maintained the position that we would fulfill our contractual obligations under the Burlington Northern Merger Agreement, but that if Union Pacific were to make a proposal, at a fair price and with an adequate provision for a voting trust that would substantially eliminate the regulatory risk for Santa Fe shareholders, the Santa Fe Board would consider that proposal in light of its fiduciary duties.

  Union Pacific has now obtained an informal non-binding opinion from the staff of the Interstate Commerce Commission that Union Pacific's proposed voting trust is consistent with applicable ICC policies. However, there remain other areas of concern with Union Pacific's offer, including our belief that Union Pacific should improve the financial terms of its proposal and the fact that the offer is still subject to a number of conditions.

  The Special Meeting of Santa Fe's shareholders to consider the merger with Burlington Northern has been postponed to 2:00 p.m., Central time, on December 16, 1994, at the Hyatt Regency O'Hare, 9300 West Bryn Mawr Avenue, Rosemont, Illinois

  Attached is Amendment No. 1 to Santa Fe's Schedule 14D-9, which formally responds to the Union Pacific tender offer. Please review it carefully.

  As I explained in a recent letter, on November 28 the Board adopted a Shareholder Rights Plan. A description of that plan is enclosed with this letter.

  I assure you we will continue to manage the situation carefully to protect your interest.

                                          Sincerely,
                                          LOGO
                                          Robert D. Krebs
                                          Chairman, President and
                                           Chief Executive Officer